EXHIBIT 12.3

SIERRA PACIFIC POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Three Months Ended March 31,		Year ended December 31,
	2010	2009	2009	2008	2007	2006	2005

EARNINGS AS DEFINED:

Net Income	$17,120	$19,136	$73,085	$90,582	$65,667	$57,709	$52,074
Income Taxes	7,676	9,286	31,225	37,603	26,009	27,829	28,379
Fixed Charges	18,700	19,751	74,955	84,478	75,655	79,093	72,652
Capitalized Interest (allowance for borrowed funds used during construction)	(407)	(584)	(3,044)	(9,464)	(12,771)	(5,505)	(1,504)

Total	$43,089	$47,589	$176,221	$203,199	$154,560	$159,126	$151,601

FIXED CHARGES AS DEFINED:	$18,700	$19,751	$74,955	$84,478	$75,655	$79,093	$72,652
Interest Expensed and Capitalized (1)	-	-	-	-	-	-	-
Total	$18,700	$19,751	$74,955	$84,478	$75,655	$79,093	$72,652

RATIO OF EARNINGS TO FIXED CHARGES	2.30	2.41	2.35	2.41	2.04	2.01	2.09

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Earnings” represent net income before, solely with respect to the years ended December 31, 2006, 2005 and 2004, pre-tax preferred stock dividend requirement adjusted for income taxes and fixed charges excluding capitalized interest.  “Fixed charges” represent the aggregate of interest charges on long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest.